Exhibit 99.(a)(36)

REJECT HARMONY.
PROTECT VALUE.

Stop Harmony’s Assault on Value and prevent a paralysing move for the industry

9 November 2004

Dear Shareholder

Unless Harmony’s coercive offer for Gold Fields is stopped on Friday when Harmony’s shareholders are asked to vote in favour of a massive dilution of their holdings, the one certainty from this very public fight will be the destruction of shareholder value, not only for Harmony’s shareholders but also for those of Gold Fields. Irreparable damage could be inflicted on the South African gold mining community.

Harmony’s shareholders are at risk of having their voting power and economic interest dramatically eroded, on top of the 16.8%1 loss in value that has already occurred since the bid was launched. Gold Fields shareholders are at risk of having their company stolen from them without receiving a full and fair offer for their shares.

There has been condemnation of Harmony’s offer amongst many of Gold Fields’ institutional shareholders. It is becoming increasingly clear that it is unlikely that Harmony will ever achieve 100% control of Gold Fields through its disenfranchising two-stage offer. The threat posed by this ill-conceived bid is that Gold Fields ends up not being run in the best interest of all shareholders, but find itself in a scenario, in which a number of minority positions are created, with a stalemate ensuing whereby management’s options to create value for shareholders are effectively paralysed.

Without total support from Gold Fields’ shareholders, Harmony has no chance of being able to begin to deliver the synergies they claim could come from a combined entity, or to access Gold Field’s cash reserves to help dig them out of their financial difficulties. Harmony will be left with a minority position in Gold Fields — unable to resolve any of its own problems whilst, as a hostile competitor and shareholder, undermining the strategic direction of Gold Fields — a lose-lose for shareholders in both companies.

Harmony is trying to make its problems Gold Fields problems. Gold Fields has high quality long-term assets that require sustainable management practices, not short term cost cutting. The Harmony Way will shorten the lives of some of South Africa’s greatest mines.

Gold Fields is prepared to engage in a dialogue with Harmony if a single, free and fair offer were to be tabled, creating a level playing field where all shareholders are able to vote, safe in the knowledge they are in possession of all of the facts. In the absence, so far, of such an offer, the Board of Gold Fields is obliged to again urge Harmony shareholders to vote against the dilution resolution and to recommend that Gold Fields shareholders reject the Harmony offer as it currently stands.

Yours sincerely

Chris Thompson
Chairman

1 From the JSE Stock Exchange close of 15 October 2004 to 8 November 2004

If you have any questions or need assistance in voting your shares, please call:

FROM SOUTH AFRICA,	IF YOU ARE OUTSIDE THE TOLL-FREE AREAS:
Call Computershare Investor Services 2004 (Proprietary) Limited	Shareholders Call Collect (reverse charges):
Toll Free at: 0800 202 361	+1 646-822-7436

OUTSIDE OF SOUTH AFRICA, Call Innisfree M&A Incorporated:	Banks and Brokers Call Collect (reverse charges):
From Countries in the European Union Call Toll Free at: 00-800-7710-9971	+1 212-750-5833
From the US and Canada	HOTLINE HOURS ARE:
Call Toll Free at: 1-877-687-1871	8:00 a.m. to 7:00 p.m. local time in South Africa and countries in the European Union 8:00 a.m. to 9:00 p.m. EST in North America

In the United States, Gold Fields has filed a Solicitation Recommendation Statement with the US Securities and Exchange Commission (the “SEC” on Schedule 140-9 on November 3, 2004 and holders of the Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents/lied by Gold Fields will be available free of charge on the SEC’S website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including its registration statement on Form F-4 (which includes a preliminary prospectus), as amended or supplemented from time to time, and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will be available free of charge on the SEC’S website.